[redacted]

14048546

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH., D.C.
189

AB 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Drive, Suite E
(No. and Street)

De Pere	WI	54115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Rastall 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Rastall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

VICKI L. BERGER
Notary Public
State of Wisconsin
My Commission expires 2/19/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.
DePere, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2013

TABLE OF CONTENTS

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
KCD Financial, Inc.
DePere, Wisconsin

Report on the Financial Statements

We have audited the accompanying financial statements of KCD Financial, Inc., (Company), which comprise the statement of financial condition as of December 31, 2013 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements of the Company as of December 31, 2012, were audited by other auditors whose report dated February 15, 2013, expressed an unmodified opinion on those statements.

Correction of Error

As described in Note 11 to the financial statements, the financial statements for year ending December 31, 2012 have been adjusted to include deferred revenue activity. Our opinion is not modified with respect to this matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 27, 2014
Milwaukee, Wisconsin

KCD FINANCIAL, INC.
De Pere, Wisconsin

Statement of Financial Condition
December 31, 2013

ASSETS

Current Assets:		
Cash and cash equivalents	$	79,624
Clearing deposit		60,524
Receivables		84,745
Total current assets		224,893
Property and equipment (Net)		550
Total assets	$	225,443

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	69,677
Other payroll liabilities		2,896
Accounts payable		690
Deferred revenue		83,208
Total liabilities		156,471
Stockholder's Equity:		
Preferred stock $25 Par Value, 10,000 authorized, 500 issued		12,500
Common stock $12.75 Par Value, 50,000 authorized, 8,250 issued		105,150
Additional paid-in-capital		20,057
Treasury stock (at cost)		(11,000)
Retained earnings (deficit)		(57,735)
Total stockholder's equity		68,972
Total liabilities and stockholder's equity	$	225,443

The accompanying notes to financial statements
are an integral part of these statements.

KCD FINANCIAL, INC.
De Pere, Wisconsin

Statement of Income
Year Ended December 31, 2013

Operating Revenue:	
Concessions	$ 3,301,414
Net reimbursements - representatives	20,421
Other income	155,630
Total operating revenue	3,477,465
Commission Expense	2,766,899
Net revenue	710,566
Operating Expenses:	
Payroll and related benefits	245,547
Registration and licensing fees	981
Office supplies and equipment	60,578
Travel and entertainment	10,604
Computer and internet fees	5,624
Legal fees	61,895
Other professional fees	8,075
Training and education	44,726
Advertising	2,647
Corporation fees	7,716
Property taxes	124
Depreciation	142
Miscellaneous expenses	1,896
Management fees	144,000
Overhead fees	85,812
Total operating expenses	680,367
Net income before income taxes	30,199
Provision for Income Tax:	
Income tax expense	10,800
Net income	$ 19,399

The accompanying notes to financial statements are an integral part of these statements.

KCD FINANCIAL, INC.
De Pere, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Preferred Stock	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2012 (as restated)	$ 12,500	$ 105,150	$ 20,057	$ (11,000)	$ (60,103)	$ 66,604
2013 Net income	---	---	---	---	19,399	19,399
Preferred dividend payments	---	---	---	---	(531)	(531)
Common dividend payments	---	---	---	---	(16,500)	(16,500)
Balance, December 31, 2013	$ 12,500	$ 105,150	$ 20,057	$ (11,000)	$ (57,735)	$ 68,972

The accompanying notes to financial statements are an integral part of these statements.

KCD FINANCIAL, INC.
De Pere, Wisconsin

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net income	$	19,399
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		142
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivables		(31,253)
Commissions payable		22,123
Accrued salaries and benefits		3,951
Accounts payable		(2,394)
Income tax payable		(6,583)
Deferred revenue		(2,981)
Net cash provided by operating activities		2,404
Cash Flows from Investing Activities:		
Clearing account changes		(30,480)
Cash Flows from Financing Activities:		
Payment of preferred dividend		(531)
Payment of common dividend		(16,500)
Net cash used by financing activities		(17,031)
Decrease in cash		(45,107)
Cash and equivalents, beginning of year		124,731
Cash and equivalents, end of year	$	79,624
Supplemental Information:		
Income taxes	$	10,898

The accompanying notes to financial statements are an integral part of these statements.

KCD FINANCIAL, INC.
De Pere, Wisconsin

Notes to Financial Statements
December 31, 2013

1. Summary of Significant Accounting Policies

Business Activity

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in De Pere, Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash and Cash Equivalents

Cash includes all highly liquid debt instruments or investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives ranging from 3 to 15 years. The Company capitalizes assets with cost of $2,000 or more. Expenditures for maintenance and repairs are charged to expense as incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's policy is to expense all advertising costs as incurred. Total advertising costs for the year ended December 31, 2013 was $2,647.

1. Summary of Significant Accounting Policies (Continued)

Deferred Revenue

Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Clearing Deposit

In accordance with the agreement with its clearing broker, Southwest Securities, Inc. (SWS), the Company is required to maintain cash clearing deposits in the amount of $50,000. The Company is dependent on SWS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2013. the Company maintained $30,045 in clearing deposits at SWS and $30,479 in clearing deposits at another financial institution.

Accounts Receivable

The Company's concessions receivable at December 31, 2013 consists of commissions due from various insurance and mutual fund companies. Approximately 85% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant.

When receivables are determined to be not collectible the amount is charged back to the sale representative, reversing both the receivable and payable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes.

The Company evaluates tax positions taken on its tax returns in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefits under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

The Company is no longer subject to U.S. federal or state tax return examinations for years before December 31, 2010 and December 31, 2009, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated all subsequent events through February 27, 2014 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital and required net capital were $60,310 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 2.59 to 1.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2013:

Equipment	$	8,850
Less: Accumulated depreciation		(8,300)
	$	550

Depreciation expense for the year ended December 31, 2013 was $142.

5. Related-Party Activity

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 61.8% of common stock shares of the Company. The companies share personnel and other services. The Company has paid management fees for personnel and other services for year ending December 31, 2013 in the amount of $144,000. The Company has paid additional overhead costs to FSI for the year ending December 31, 2013 in the amount of $85,812.

The Company paid a cash dividend during the year to its parent company in the amount of $10,200.

6. Stockholder's Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. These dividends may be payable in cash, stock or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquidation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to their respective shares.

Preferred and common dividends of $531 and $16,500 respectively, were declared and paid on December 31, 2013.

7. Retirement Plan

The Company participates in a SIMPLE IRA retirement plan. The Company will match up to 3% of employee contributions to that plan and for the year ending December 31, 2013 and has made contributions in the amount of $6,613.

8. Operating Leases

The Company leases office space under an operating lease expiring on October 31, 2015. Total rental expense for 2013 totaled $33,406. The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2013:

2014	$	34,014
2015		28,820
Total	$	62,834

9. Indemnifications

The Company has retained legal counsel regarding an unresolved lawsuit. An unfavorable outcome in this case could result in material damages. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claim.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, SWS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

11. Correction of Error

Retained earnings at the beginning of 2013 have been adjusted for deferred revenue from representative reimbursements received in 2012 for 2013. The net effect of the correction on these errors resulted in a decrease to retained earnings of $29,976, a decrease in accounts payable of $56,213 and an increase of deferred revenue of $86,289 for the year ended December 31, 2012.

KCD FINANCIAL, INC.
De Pere, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2013

Aggregate Indebtedness		
Commission payable and related liabilities	$	72,573
Accounts payable		690
Deferred revenue		83,208
Total Aggregate Indebtedness	$	156,471
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	10,431
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	68,972
Deductions:		
Unallowable commission receivable		(4,721)
Unallowable rep receivable		(3,391)
Furniture and equipment		(550)
Total unallowable assets		(8,662)
Net Capital		60,310
Net capital requirement (minimum)		50,000
Capital in excess of minimum requirement	$	10,310
Ratio of aggregate indebtedness to net capital		2.59 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	103,697
Net effect of asset audit adjustments		8,500
Net effect of liability audit adjustments		(51,887)
Net capital per audit report	$	60,310

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See independent Auditors' Report

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Internal Control

To the Shareholders of
KCD Financial, Inc.
DePere, Wisconsin

In planning and performing our audit of the financial statements of KCD Financial, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in the Company's internal control to be material weaknesses:

- One or more audit adjustments were required to prevent the Company's financial statements from being materially misstated. This is indicative that controls may be inadequate to ensure the proper recording of all of the Company's financial transactions in accordance with generally accepted accounting principles. This condition represents a significant deficiency/material weakness in internal controls. We recommend that management review the nature of these entries in order to determine if these types of adjustments could be made during the year as part of the ordinary financial reporting process. This would reduce the likelihood of this comment in the future and also increase the accuracy of interim financial statements.

- The Company operates its accounting and reporting function with a limited number of staff, which precludes a proper segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 27, 2014.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the Company's internal controls to be significant deficiencies:

- While reviewing a sample of credit card statements, we noted that there was not documentation/receipts for all purchases. We recommend the Company retain receipts and any other supporting documentation for credit card purchases.

- For a portion of the year ended December 31, 2013, the Company did not have supporting documentation or a written management agreement with its parent company to substantiate management fees paid. Beginning in March 2013, the parent company began providing detailed invoices for overhead charges and in October 2013, the Company entered into a management agreement to support the quarterly fees.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
Milwaukee, Wisconsin
February 27, 2014

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders of
KCD Financial, Inc.
3313 S. Packerland Drive
DePere, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by KCD Financial, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursements] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [trial balance] supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Milwaukee, Wisconsin
February 27, 2014

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KCD Financial

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lori Rostall
920-347-3400

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 181.99
B. Less payment made with SIPC-6 filed (exclude interest) 7-11-13 Date Paid		(82.76)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		99.23
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 99.23
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 99.23	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCD Financial, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 18 day of Feb., 20 14.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

[redacted]

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Mar 784,060
June 1,053,701
Sept. 906,222
Dec. 715,790

Amounts for the fiscal period beginning Jan 1 2013 and ending Dec 31, 2013

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,459,822

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,181,110

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 8,575

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 197,341

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 3,387,026

2d. SIPC Net Operating Revenues $ 72,796

2e. General Assessment @ .0025 $ 181.99

(to page 1, line 2.A.)